John T. McKenna	VIA EDGAR
T: +1 650 843 5059
jmckenna@cooley.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

March 28, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mark P. Shuman

RE:	Rally Software Development Corp.
Registration Statement on Form S-1
File No. 333-187173

Ladies and Gentlemen:

On behalf of Rally Software Development Corp. (the “Company”), and in connection with the submission of a letter dated September 20, 2012 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 21, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-187173), originally confidentially submitted with the Commission on July 25, 2012 and originally filed by the Company with the Commission on March 11, 2013 (the “Registration Statement”), as most recently amended by Amendment No. 1 filed by the Company with the Commission on March 22, 2013 (“Amendment No. 1”), we submit this supplemental letter to further address comment 21 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY RALLY SOFTWARE DEVELOPMENT CORP.

March 28, 2013

Page Two

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

21.                               Please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.  In addition, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company advises the Staff that the Company currently estimates a price range of $[*] — $[*] per share for its initial public offering (the “Price Range”), which takes into account a [*]-for-[*] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The lead underwriters on the proposed initial public offering first communicated their estimated price range to the Company on March 26, 2013.  The Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters, including discussions that took place on March 26, 2013 between senior management of the Company and representatives of Deutsche Bank Securities Inc. and Piper Jaffray & Co. and discussions that took place on March 27, 2013 between the Company’s board of directors (the “Board”), senior management and representatives of Deutsche Bank Securities Inc. and Piper Jaffray & Co.  The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company expects to include the Price Range and the size of the Reverse Stock Split in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process.  We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that, as described beginning on page 59 of Amendment No. 1, the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting equity awards. The Board considers numerous objective and subjective factors, including the factors set forth on page 60 of Amendment No. 1, the Company’s initial public offering and the most recent valuation report prepared by an independent valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On March 5, 2013, the Company granted options to certain employees to purchase an aggregate of [*] shares of common stock (such share number adjusted to reflect the Reverse Stock Split). The Company has not granted any other equity awards

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY RALLY SOFTWARE DEVELOPMENT CORP.

March 28, 2013

Page Three

following that date. At the time the option grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $[*] per share (such value per share adjusted to reflect the Reverse Stock Split).

The Company supplementally advises the Staff that the Company believes the difference between the fair value of its common stock on March 5, 2013, as determined by the Board, and the midpoint of the Price Range was largely attributable to the fact that the valuation for the March 5, 2013 stock option grants took into account a 25% discount rate.  The Company will disclose this conclusion in an amendment to the Registration Statement.

*        *        *

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/s/ John T. McKenna

John T. McKenna

cc:                    Timothy A. Miller, Rally Software Development Corp.
James M. Lejeal, Rally Software Development Corp.
Michael L. Platt, Cooley LLP
Francis R. Wheeler, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY RALLY SOFTWARE DEVELOPMENT CORP.